UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company with Authorized Capital

CNPJ/ME nº. 10.440.482/0001-54

CVM Code 2614-0

NOTICE OF MEETING – EXTRAORDINARY GENERAL MEETING

Shareholders are hereby invited to attend the Extraordinary General Meeting to be held on July 8, 2022, at 2:00 PM (“EGM”), at the principal place of business of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet” or “Company”), located at Avenida Presidente Juscelino Kubitschek, No. 2,041 – 1st Mezzanine, Vila Olímpia, São Paulo/SP, to resolve upon the following Agenda:

(i)

Approve, pursuant to paragraph 1 of article 6 of the Company's Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"); and b) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); both items (a) and (b) conditioned to the conclusion and settlement, respectively, of public delisting tender offer in Brazil (the “Brazilian Offer”) and a public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by the Company's controlling shareholder, PagoNxt Merchant Solutions S.L., a company incorporated and existing under the laws of Spain, with its registered office at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (“PagoNxt Merchant Solutions”); and

(ii)

If the previous matter is approved, to authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

Additional Information

1. Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in this Manual for Participation in the Extraordinary General Meeting.

2. n Shareholders or their legal representatives shall appear at the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the EGM is held, a power of attorney granted according to the applicable law;

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3. The documents related to the matters to be examined and deliberated on at the EGM are available to the shareholders (i) on the website (https://ri.getnet.com.br/governanca-corporativa/reunioes-e-assembleias/– at “Corporate Governance” >> “Minutes and Shareholder Meetings”); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br); (iii) on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), and (iv) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek nº 2041, conj. 121 – Bloco A, Vila Olímpia, São Paulo/SP – Investor Relations Department, where they can be consulted, on business days, from 10:00 a.m. to 4:00 p.m..

4. Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution No. 81, dated March 29, 2022, allowing shareholders to send remote voting ballots directly to the Company, to the bookkeeper or their respective custody agents, according to the procedures described in this Manual for Participation in the Extraordinary General Meeting.

São Paulo, May 30, 2022.

___________________________________________________

Carlos Rey de Vicente

Chairman of the Board of Directors

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Transação realizada
A transação foi realizada com sucesso.

MANUAL

Extraordinary General Assembly

07.08.2022 – 2:00 P.M.

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1. Message from the Chairman of the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, as shareholder of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet” or the “Company”), to participate in our Extraordinary General Meeting, to be held on July 8, 2022, at 2:00 p.m (the “EGM”).

This Manual for Participation in the EGM (“Manual”) was prepared to assist you in understanding the matters presented, provide a transparent decision-making process, and to anticipate possible clarifications and voting guidelines.

On May 19, 2022, our direct controlling shareholder company, PagoNxt Merchant Solutions, S.L. (“PagoNxt”), a wholly-owned subsidiary of Banco Santander S.A. ("Santander"), announced its intention to carry out a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) for the acquisition of all of the Company’s issued and outstanding (i) common shares (the “Common Shares”), preferred shares (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the "Units"), traded on B3 S.A. - Brasil, Bolsa, Balcão ("B3") and (ii) American Depositary Shares, each representing two Units (the "ADSs"), traded on the Nasdaq Global Select Market ("NASDAQ"), not held, directly or indirectly, by PagoNxt.

According to the Call Notice provided below, at the EGM (scheduled for July 8, 2022), resolutions will be proposed to carry out, subject to the conclusion of the Offers: (i) the termination of Getnet’s registration as a publicly-held company (Category A) with the Brazilian Securities and Exchange Commission ("CVM"), pursuant to CVM Resolution No. 80, dated March 29, 2022 (“CVM Resolution 80”), and CVM Resolution No. 85, dated March 31, 2021 ("CVM Resolution 85"); and (ii) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”).

We are available to clarify any concerns at the emails societario@getnet.com.br or ir@getnet.com.br.

We hope that this Proposal and the Manual will assist your decision-making. Your participation is essential to the Company.

Best regards,

Carlos Rey de Vicente

Chairman of the Board of Directors

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2. Call Notice of Meeting

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly Held Company with Authorized Capital

CNPJ/ME nº. 10.440.482/0001-54

CVM Code 2614-0

NOTICE OF MEETING – EXTRAORDINARY GENERAL MEETING

Shareholders are hereby invited to attend the Extraordinary General Meeting to be held on July 8, 2022, at 2:00 p.m. (the “EGM”), at the principal place of business of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet” or the “Company”), located at Avenida Presidente Juscelino Kubitschek, No. 2,041, Block A, Edifício WTORRE JK (Santander Headquarters) – 1st Mezzanine, Vila Olímpia, São Paulo/SP, to resolve upon the following Agenda:

(i)

Approve, pursuant to paragraph 1 of article 6 of the Company's Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"); and b) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); both items (a) and (b) conditioned on the conclusion and settlement, respectively, of a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by the Company's controlling shareholder, PagoNxt Merchant Solutions S.L., a company incorporated and existing under the laws of Spain, with its registered office at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (“PagoNxt”); and

(ii)

If the previous matter is approved, to authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

Additional Information

1.  Our recommendation to shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in this Manual for Participation in the Extraordinary General Meeting.

2.  Shareholders or their legal representatives shall appear at the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the EGM is held, a power of attorney granted according to applicable law.

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3.  The documents related to the matters to be examined and deliberated on at the EGM are available to shareholders (i) on the website (https://ri.getnet.com.br/governanca-corporativa/reunioes-e-assembleias/– at “Corporate Governance” >> “Minutes and Shareholder Meetings”); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br); (iii) on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br); and (iv) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek nº 2041, conj. 121 – Bloco A (Santander Headquarters), Vila Olímpia, São Paulo/SP – Investor Relations Department, where they can be consulted, on business days, from 10:00 a.m. to 4:00 p.m.

4.  Remote Voting Ballot: The Company implemented the remote voting system pursuant to CVM Resolution No. 81, dated March 29, 2022, allowing shareholders to send remote voting ballots directly to the Company, to the bookkeeper or their respective custody agents, according to the procedures described in this Manual for Participation in the Extraordinary General Meeting.

São Paulo, May 30, 2022.

___________________________________________________

Carlos Rey de Vicente

Chairman of the Board of Directors

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3. Participation of Shareholders in the EGM

Getnet shareholders may participate in the EGM in person, by a duly appointed proxy, as specified in item 3.2 below, or through a remote voting bulletin ("Bulletin").

The following documents will be required from shareholders for participation in the EGM:

Individual
  identity document with photo[1] (original or certified copy); and
  proof of ownership of the Shares, issued by the depository and/or custodian financial institution (original or certified copy). The Company recommends that such proof be issued up to two (2) business days prior to the date scheduled for the EGM.

Legal entity
  corporate documents that prove the legal representation of the shareholder (original or certified copy)[2];
  identity document of the legal representative with photo (original or certified copy); and
  proof of ownership of Shares, issued by the depositary financial institution and/or custodian (original or certified copy). The Company recommends that such proof be issued up to two (2) business days prior to the date scheduled for the EGM.

Investment fund:
  identity document of the Investment Fund administrator's (or manager's, as the case may be) legal representative with photo (original or certified copy); and
  a simple copy of the last consolidated bylaws of the fund and of the Bylaws or Articles of Association of its administrator, in addition to the corporate documentation granting representation powers (minutes of election of directors and/or power of attorney); and
  proof of ownership of Shares, issued by the depositary financial institution and/or custodian (original or certified copy). The Company recommends that such proof be issued up to two (2) business days prior to the date scheduled for the EGM.

3.1. In-Person Participation

Getnet shareholders may participate in the EGM by attending the meeting in person and declaring their vote, according to the types of Shares they own (Common Shares and/or Preferred Shares) and the matters to be voted on.

Before the EGM commences, shareholders will sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for deliberation.

[1] The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g., OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.
[2] Estatuto/Contrato Social e Atas/Instrumentos de eleição dos representantes legais registrados no órgão competente.

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3.2. Participation by Proxy

Shareholders may be represented at the Extraordinary Shareholders Meeting by an attorney-in-fact, duly appointed by public or private instrument, and, pursuant to article 126, paragraph 1 of Law no. 6404, of December 16, 1976 ("Corporation Law" or "Law 6,404/76"), the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quotaholders.

In order to facilitate shareholders' access to the EGM, we request that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held.

In the case of submittal of documents via email, we request that shareholders contact the Company, so that the originals or copies can be delivered by the day the EGM is held.

In case a shareholder is unable to attend the EGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit 1 to the Management Proposal contained in this Manual.

Furthermore, it should be noted that in addition to the power of attorney, shareholders shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above.

The documents must be delivered to the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, n° 2041, conj, 121, Bloco A (Santander Headquarters) - Vila Olímpia - São Paulo – SP, directed to the Investor Relations Department (e-mail: ir@getnet.com.br).

3.3. Remote Voting Participation

Pursuant to articles 26-A et seq. of CVM Resolution No. 81, the Company shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through a “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (https://ri.getnet.com.br/), or on the website of the Brazilian Securities and Exchange Commission – CVM (https://www.rad.cvm.gov.br/ENET/frmConsultaExternaCVM.aspx?tipoconsulta=CVM&codigoCVM=26140).

Any shareholder that chooses to exercise their voting rights remotely shall do so by one of the options described below:

(I)              Submittal of the Ballot to Custody Agents

Any shareholder that chooses to cast a remote voting through its respective custodian agent (“Custodian") shall convey their voting instructions in accordance with the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. The shareholder shall contact their respective Custodian to check the procedures established by it for issuance of ballot voting instructions, as well as the documents and information required to do so.

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The shareholder shall convey the instructions for completion of the Ballot to his/her/their Custodian by 06/30/2022 (inclusive) , unless otherwise required by the agent.

(II)              Submittal of the Ballot to the Bookkeeper

Any shareholder who chooses to cast a remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed; and

(iii) the last page shall be signed by the relevant shareholder or its legal representative(s), as applicable, and in accordance with applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) an original copy of the Ballot, duly completed, initialed and signed; and

(ii) a copy of the documents indicated in item 3 above, as applicable.

The documents shall be sent to the Bookkeeper within 15 days before the date of the EGM, i.e., by 06/23/2022 (inclusive) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) by email, to the address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the relevant shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the relevant shareholder may regularize the invalid Ballot by 06/30/2022.

Bulletins received by the Bookkeeper after 6/30/2022 shall be disregarded.

(III)              Submittal of the Ballot Directly to the Company

Any shareholder who chooses to cast a remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed; and

(iii) the last page shall be signed by the relevant shareholder or its legal representative(s), as applicable, and in accordance with applicable legislation.

The following documents should be forwarded to the Bookkeeping Agent:

(i) an original copy of the Ballot, duly completed, initialed and signed; and

(ii) a copy of the documents indicated in item 3 above, as applicable.

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The documents must be sent to the Company within 15 days prior to the date of the EGM, that is, until 06/23/2022 (inclusive) (i) at the following address: Avenida Presidente Juscelino Kubitscheck, 2041 – conj. 121, Bloco A – Vila Nova Conceição – São Paulo/SP – CEP 04543-011; or (ii) via email to ir@getnet.com.br. The Company does not require certification of signatures, notarization and consularization.

After receiving the documents, the Company, within three (3) days, will inform the relevant shareholders of the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the relevant shareholder may regularize it by 06/30/2022.

Ballots received by the Company after 06/30/2022 shall be disregarded.

General information:

➢

In accordance with Article 44 of CVM Resolution No. 81, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents, shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢

upon termination of the deadline for remote voting, i.e., by 06/30/2022 (inclusive), shareholders will not be able to change the voting instructions already sent, except if attending the EGM personally or represented by power of attorney, and upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is/are subject to voting.

3.4. ADS Holders

Holders of American Depositary Shares (“ADSs”) shall be given the right to vote the common and preferred shares underlying the units which their ADSs represent with respect to the matters listed on the Agenda based on the same criteria applied to Brazilian investors, subject to the requirements and procedures of the depositary agreement governing the ADSs. ADS holders will be duly instructed by The Bank of New York Mellon, the depositary for the ADSs.

4. Matter to Be Resolved at the EGM

Please find below clarifications provided by the Company's management on each of the items to be resolved upon at the EGM, in accordance with the Agenda contained in the Call Notice made available to shareholders.

As disclosed in the Company's material fact disclosed on May 19, 2022, our direct controlling shareholder, PagoNxt, a wholly-owned subsidiary of Santander, announced its intention to carry out the Offers for the acquisition of all of the Company´s issued and outstanding (i) Shares and Units traded on the B3; and (ii) ADSs traded on the NASDAQ, not held, directly or indirectly, by PagoNxt.

At the EGM scheduled for July 8, 2022, a resolution will be proposed to carry out, subject to the conclusion of the Offers: (i) the termination of Getnet's registration as a publicly-held company in "Category A" before the CVM, pursuant to CVM Resolution 80 and CVM Resolution 85; and (ii) the termination of Getnet's registration with the SEC.

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In accordance with the Call Notice made available to shareholders, our EGM will resolve on the following matter on the Agenda:

(i)     APPROVE, pursuant to paragraph 1 of article 6 of the Company's Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"); and b) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); both items (a) and (b) conditioned on the conclusion and settlement, respectively, of a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by the Company's controlling shareholder, PagoNxt Merchant Solutions S.L., a company incorporated and existing under the laws of Spain, with its registered office at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (“PagoNxt”); and

Pursuant to paragraph 1 of article 6 of the Company's Bylaws, the Company's General Shareholders´ Meeting has the power to resolve on the termination of the Company's registration with the CVM and the SEC.

On May 19, 2022, Getnet disclosed a material fact, available on the Company's Investor Relations website (https://ri.getnet.com.br/), in which it informed about the intention of its direct controlling shareholder, PagoNxt , a wholly-owned subsidiary of Santander, to carry out the Brazilian Offer and the U.S. Offer (as defined above) for the purposes of delisting Getnet and thus terminating (i) Getnet’s registration as a publicly-held company (Category A) with the CVM; (ii) Getnet’s registration with the SEC; (iii) the trading of the Shares and the Units on the B3; and (iv) the trading of the ADSs on the NASDAQ.

As part of the procedure for preparing the Offers, on May 27, 2022, at 3:00 p.m., the Company held a Meeting of its Board of Directors, to deliberate on the appointment of KPMG Auditores Independetnes Ltda. as the company responsible for the preparation of the appraisal report established in the main section of article 9 of CVM Resolution 85 (“Appraisal Report”), pursuant to paragraph 1 of article 9 of CVM Resolution 85, and article 19, item XXVI, of its by-laws, which will be disclosed to shareholders and the market in general as soon as completed

In order to proceed with the preparation of the Offers, which will be subject to, among other customary conditions in this type of transaction, confirmation that the price to be offered complies with the provisions of item I of article 22, of CVM Resolution 85, and that the price is within or above the fair price range of the Shares, verified in accordance with the Appraisal Report, the Company's Management proposes that shareholders resolve on the approval of: (a) the termination of Getnet's registration as a publicly-held company in “Category A” before the CVM; and (b) the termination of Getnet's registration with the SEC.

It is important to note that Getnet securities will continue to be traded normally on the B3 and the NASDAQ until the Offers are effectively carried out and settled, and until the regulatory requirements to delist Getnet’s securities are completed. The termination of Getnet's registration as a publicly-held company in Category "A" with the CVM will only occur with the express agreement or acceptance of the Offers by shareholders representing more than 2/3 (two thirds) of the outstanding Getnet securities, calculated considering only the shareholders that participate in the Offers. The termination of Getnet's registration with the SEC will only occur once the required regulatory requirements have been met.

(ii)

If the previous matter is approved, to authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

As a result of the approval of item (i) above, the Company's Board of Directors proposes to the shareholders the authorization for the Company´s managers to perform all acts, records and annotations necessary and/or appropriate for the implementation of the matter approved above.

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ANNEX I

POWER OF ATTORNEY

POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints and constitutes as his/her/its attorneys-in-fact Messrs. FRANCIS BALANSIN NEUMANN, Brazilian, married, enrolled with the OAB/RS under No. 68.741 and with the CPF/ME under No. 961.445.050-91; and LÓREN CRISTINE RIBEIRO DIAS, Brazilian, single, lawyer, enrolled with the OAB/SP under No. 373.795 and with the CPF/ME under No. 399.892.578-33, both with business address in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2041 - Bloco A – conj. 121 – Vila Nova Conceição (“Grantees”), to, individually, regardless of the order of appointment, represent the Grantor, as a shareholder of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (the “Company” or “Getnet”), at the Company's Extraordinary General Shareholders' Meeting to be held, on first call, on July 8, 2022, at 2:00 p.m., at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, No. 2,041 – 1st mezzanine, Vila Nova Conceição, São Paulo/SP, and, if necessary, on a second call on a date to be informed in due course (“EGM”), granting powers to attend the EGM and vote, in the name and on behalf of the Grantor, in accordance with the voting guidelines established below for each of the items on the Agenda:

(i)

APPROVE, pursuant to paragraph 1 of article 6 of the Company's Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"); and b) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); both items (a) and (b) conditioned on the conclusion and settlement, respectively, of a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by the Company's controlling shareholder, PagoNxt Merchant Solutions S.L., a company incorporated and existing under the laws of Spain, with its registered office at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (“PagoNxt”); and

(   ) In favor                            (   ) Against                            (   ) Abstention

(ii)

If the previous matter is approved, to authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

(   ) In favor                            (   ) Against                            (   ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's EGM mentioned above.

[Place], [day] of [month] 2022.

_____________________________________________

[Grantor's Name]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer